

August 14, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Texas certifies its approval for listing and registration of the Common Stock, $0.0001 par value, of Q2 HOLDINGS, INC., under the Exchange Act of 1934.

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com